SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Youngdungpo-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’12 Earnings Results

I. Performance in Q4 2012 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q4 12	Q3 12	Q4 11	QoQ	YoY
Quarterly Results
Revenues	8,743	7,593	6,610	15.1%	32.3%
Operating Income	587	297	-155	97.6%	n/a
Income before Tax	503	230	-133	118.5%	n/a
Net Income	320	158	-6	102.1%	n/a

II. IR Event of Q4 2012 Earnings Results

1.	Provider of Information:			IR Team

2.	Participants:			Investors, Securities analysts, etc.

3.	Purpose:			Q4 12 Earnings Results of LG Display

4.	Date & Time:			16:00 (KST) on January 24, 2013 in Korean

22:00 (KST) on January 24, 2013 in English

5.	Venue & Method:		1)	Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Towers (East Tower)

128, Youngdungpo-gu, Seoul

			2)	Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

	1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1620)

	2)	Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

David J Kim, Assistant Manager, IR Team (82-2-3777-1867)

	3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 12 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 12 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:    Press Release

LG DISPLAY REPORTS FOURTH QUARTER 2012 RESULTS

SEOUL, Korea – 24 January 2013 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of display technology, reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2012.

•

Sales in the fourth quarter of 2012 increased by 15% to KRW 8,743 billion from KRW 7,593 billion in the third quarter of 2012, and increased by 32% compared with KRW 6,610 billion in the fourth quarter of 2011.

•

Operating profit in the fourth quarter of 2012 increased by 98% to KRW 587 billion from KRW 297 billion in the third quarter of 2012. This compares with operating loss of KRW 155 billion in the fourth quarter of 2011.

•

EBITDA in the fourth quarter of 2012 was KRW 1,814 billion, an increase of 22% from KRW 1,485 billion in the third quarter of 2012, and a year-on-year increase of 116% from KRW 840 billion in the fourth quarter of 2011.

•

Net income in the fourth quarter of 2012 increased by 102% to 319 billion in the fourth quarter of 2012 from net income of KRW 158 billion in the third quarter of 2012. This compares with net loss of KRW 6 billion in the fourth quarter of 2011.

LG Display posted a record high in quarterly sales at KRW 8,743 billion, as well as record high annual sales of KRW 29,430 billion, an increase of 21% from KRW 24,291 billion in 2011, through an expanding portion of differentiated specialty products, as well as the strong seasonal demand growth.

“LG Display achieved record high results through the strength of its differentiated specialty products such as high resolution IPS panels and FPR 3D TVs,” said Dr. Sang Beom Han, CEO of LG Display. He added, “LG Display launched the world’s first UHD (Ultra High Definition) LCD TV panels as well as 55-inch OLED TV panels which successfully showcased our technological leadership in the industry. We will continue to strengthen our leadership and maximize customer value.”

The company shipped a total of 10.06 million square meters of net display area in the fourth quarter of 2012, an increase of 10% quarter-on-quarter.

TFT-LCD panels for TVs, monitors, notebook PCs, tablets and mobile applications accounted for 43%, 16%, 10%, 17% and 14%, respectively, on a revenue basis in the fourth quarter.

With KRW 2,654 billion in cash and cash equivalents and 18% in Net Debt to Equity Ratio as of December 31, 2012, the financial structure of the company remains sound and stable.

Outlook

The following expectations are based on information as of December 31, 2012. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Total display area shipment in the first quarter of 2013 is expected to decrease by a mid teens percentage compared to the fourth quarter of 2012 due to seasonal factors. However the price decline range is expected to be limited.” said James Jeong, CFO of LG Display. “Going forward, we will remain committed in our efforts toward profitability enhancement by continually expanding the portion of differentiated specialty products, as well as optimizing overall resource operations to further strengthen our competitiveness.”

Note:	Beginning with the financial statements for the year ended December 31, 2012, the Company is required to give effect to the amendments to K-IFRS No. 1001, Presentation of Financial Statements, in preparing its financial statements. The Company presents operating profit or loss as an amount of sales less cost of sales and selling and administrative expense including research and development expenses on the face of the statement of comprehensive income. The Company applies the amendment retroactively and reclassifies the statements of comprehensive income for the years ended December 31, 2011.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 24, 2013, at 4 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Wing, Yeouido, Seoul, Korea. An English language conference call will follow at 10:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109471#. Please receive your personal pincode prior to the conference call at http://pin.teletogether.com/eng; please insert 9999 on the main page to receive a personal pincode.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and seven back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of 56,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 24, 2013	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division